Exhibit 10.18

May 19, 2015

William Ready

c/o eBay, Inc.

2065 Hamilton Avenue

San Jose, CA 95125

Dear Bill:

You play an important role at PayPal and your continued engagement is important to PayPal’s success. In recognition of the important role you play, you will be eligible to receive the following retention incentives. Except as otherwise described in this letter, all terms of your employment letter of September 25, 2013, including the “at will” nature of your employment, will remain in full force and effect.

Retention Arrangement

As part of your retention arrangement, the two grants of restricted stock units awarded to you on January 15, 2014, have been modified to provide that, following the vesting of 25 percent of the units subject to each grant on January 15, 2016, 1/48th of the shares subject to each grant will vest each month thereafter.

If you remain employed with PayPal through February 1, 2016, and, prior to the full vesting of the grants, you: (1) subsequently elect to resign from your employment and (2) do not qualify for the severance protection for a voluntary resignation for “Good Reason” described in the “Termination During a Change in Control Period” paragraphs below, then you will be eligible to receive a cash payment equal to the value of the equity subject to the two grants of restricted stock units awarded to you by eBay on January 15, 2014, that would otherwise have vested in the six months following the effective date of your termination (the “Retention Payment”), subject to you executing and not revoking the Company’s standard form of release within 60 days of your termination of employment (which shall also contain customary exceptions for your continued indemnification and coverage under D&O policies, exclusions for vested benefits under retirement and welfare benefit plans and equity incentive plans, and reasonable post-employment cooperation covenants (but for the avoidance of doubt no restrictive covenants or other covenants imposing limitations on your post-employment activities (the “Release”)). Subject to the Section 409A paragraph in the “Tax and Other Matters” section below in this letter, the Retention Payment shall be payable not later than 30 days after you execute a Release and any revocation period has expired, provided that if the 60-day time period following your termination of employment spans two calendar years, the Retention Payment shall be provided as of the later of the date the Release becomes irrevocable or the first calendar day of the calendar year following the year in which your employment terminates. For the avoidance of doubt, if you are eligible for a payment under the section labeled “Termination During a Change in Control Period,” you will be entitled to the severance protections described below and you will not be entitled to the Retention Payment described in this paragraph as an additional payment.

Severance Protections

Although your employment with the Company shall be “at-will” as set forth below, you will be entitled to severance protection in certain circumstances, as described below, subject in all instances to you executing and not revoking the Release within 60 days of your termination of employment, with such amounts or benefits to be paid and/or provided as of the dates described below, provided that if the 60-day time period following your termination of employment spans two calendar years, they shall be provided as of the later of the date the Release becomes irrevocable or the first calendar day of the calendar year following the year in which your employment terminates.

Subject to approval by the Compensation Committee of the eBay Board of Directors, you will be eligible for the following:

Termination Outside a Change in Control Period. If, outside a Change in Control Period (as defined below), your employment is terminated by the Company without Cause (as defined below), then the Company shall provide you with (a) the Accrued Benefits and (b) a lump sum severance payment, payable not later than 30 days after you execute a Release and any revocation period has expired, in an amount equal to the sum of:

(i) one times the sum of (a) your Annual Base Salary and (b) your Bonus Amount; and

(ii) notwithstanding any election you may have made to defer any portion of any RSUs or PBRSUs, a cash amount equal to the value of any other eBay equity awards that are outstanding and unvested as of the date of your termination of employment which, but for such termination, otherwise would have become vested pursuant to their respective vesting schedules within 12 months following the date of such termination (with such value calculated based on the Valuation Assumptions).

Termination During a Change in Control Period. If, during a Change in Control Period, your employment is terminated by the Company without Cause or if you voluntarily resign for Good Reason, then the Company shall provide you with (a) the Accrued Benefits and (b) a lump sum severance payment, payable not later than 30 days after you execute the Release and any revocation period has expired, in an amount equal to the sum of:

(i) two times the sum of (a) your Annual Base Salary and (b) your Bonus Amount; and

(ii) notwithstanding any election you may have made to defer any portion of any RSUs or PBRSUs, a cash amount equal to the value of all then unvested eBay equity awards that are outstanding and unvested as of the date of termination of employment (with such value calculated based on the Valuation Assumptions).

Special Treatment of Equity Awards on Death/Permanent Disability. In the event that your employment with eBay terminates due to your death or disability (within the meaning of eBay’s long-term disability plan), within thirty (30) days after the date of such termination of employment, you will receive a cash payment equal to the value of any eBay equity awards that were outstanding and unvested as of the date of such termination which, but for such termination, otherwise would have become vested pursuant to their respective vesting schedules within 24 months following the date of such termination (with such value calculated based on the Valuation Assumptions).

Tax and Other Matters.

Section 409A. The Company may withhold from any amounts payable to you such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation. It is intended that the payments and benefits provided under this Letter shall comply with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and the regulations relating thereto, or an exemption to Section 409A, and this Letter shall be interpreted accordingly. Any payments or benefits that qualify for the “short-term deferral” exception or another exception under Section 409A shall be paid under the applicable exception. Each payment under this Letter will be treated as a separate payment for purposes of Section 409A. Notwithstanding anything to the contrary herein, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Letter providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Letter, references to a “resignation,” “termination,” “termination of employment” or like terms shall mean separation from service. If you become entitled to a payment of nonqualified deferred compensation as a result of your termination of employment and at such time you are a “specified employee” (within the meaning of Section 409A and as determined in accordance with the methodology established by the Company as in effect on your date of termination), such payment will be postponed to the extent necessary to satisfy Section 409A, and any amounts so postponed will be paid in a lump sum on the first business day that is six months and one day after your separation from service (or any earlier date of your death). If the compensation and benefits provided under this Letter would subject you to taxes or penalties under Section 409A, the Company and you will cooperate diligently to amend the terms of this Letter to avoid such taxes and penalties, to the extent possible under applicable law.

Change in Control Golden Parachute Excise Taxes. In the event of a Change in Control, where an accounting firm designated by the Company determines that the aggregate amount of the payments and benefits that (but for the application of this paragraph) would be payable to you under this Letter agreement or any other plan, policy or arrangement of the Company and any of their affiliates, exceeds the greatest amount of payments and benefits that could be paid or provided to you without giving rise to any liability for any excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then you may elect either to (1) pay the Excise Tax and receive all such payments and benefits as may be payable to you, or (2) only receive the aggregate amount of such payments and benefits payable or to be provided to you that would not exceed the amount that produces the greatest after-tax benefit to you after taking into account any Excise Tax and other taxes that would otherwise be payable by you (such reduced amount of payments and benefits, the “Reduced Benefit Amount”). In the event you elect to receive the Reduced Benefit Amount, however, the reduction in such payments or benefits pursuant to the immediately preceding sentence shall be made in the following order: (1) by reducing severance payments based on your Annual Base Salary and Bonus Amount, if any is then payable, and then (2) by reducing amounts in respect of any equity-based awards (first in the form of cash payments, if any are due hereunder, then in respect of any vesting of any such awards hereunder, and only thereafter in respect of any vesting of any such awards under any other plan or arrangement).

Definitions.

“Accrued Benefits” means (a) prompt payment of any accrued but unpaid annual base salary through the last day of employment, (b) prompt payment of any unreimbursed expenses incurred through the last day of employment subject to your prompt delivery of all required documentation of such expenses pursuant to applicable employer policies, (c) all other vested payments, benefits or fringe benefits to which you are entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant (excluding any other severance plan, policy or program) or this Letter in accordance with the terms of such plan, program or grant, including any unpaid bonus for any prior fiscal year when it otherwise would have been paid, and (d) a prorated portion of the eIP bonus, if any, that you otherwise would have earned and been paid in respect of the fiscal year in which your employment terminates based on the actual performance of the company for the full year, with such prorated portion calculated based on the period of time during such fiscal year that you were employed, relative to the full fiscal year and only based on the company performance element of the bonus (such prorated eIP bonus amount, if any, the “Prorated Bonus”). You will receive your Prorated Bonus on the date that all other participants in the eIP receive their eIP bonuses in respect of such fiscal year.

“Annual Base Salary” will mean an amount equal to $400,000 (or such greater amount as in effect immediately prior to your termination date).

“Bonus Amount” will mean an amount equal to 65% of your Annual Base Salary (or such greater amount as may be established as your target bonus payment immediately prior to your termination date).

“Cause” shall mean (a) your failure to attempt in good faith to substantially perform your assigned duties, other than failure resulting from your death or incapacity due to physical or mental illness or impairment, which is not remedied within 30 days after receipt of written notice from the Company specifying such failure; (b) your indictment for, conviction of or plea of nolo contendere to any felony (or any other crime involving fraud, dishonesty or moral turpitude); or (c) your commission of an act of fraud, embezzlement, misappropriation, willful misconduct, or breach of fiduciary duty against the Company, except good faith expense account disputes.

“Change in Control” shall mean, for purposes of this Letter, a “Change in Control” as such term is defined in the Company’s 2008 Equity Plan or, following the Spin-Off, as such term may be defined (if different) under any successor equity incentive plan.

“Change in Control Period” means the period that begins 90 days prior to, and ends 24 months following, a “Change in Control.”

“Good Reason” means, without your written consent, any of the following events, whereafter you resign your employment within the periods provided below:

(i) a material reduction in your annual base salary; (ii) a material reduction in your annual target bonus opportunity; (iii) on and after the Spin-Off, a material reduction in your authority,

duties or responsibilities; (iv) following a Change in Control, a requirement by the Company that you relocate your primary office to a location that is more than 35 miles from the location of your primary office immediately prior to the Change in Control; or (v) any other material breach by the Company of this Letter. You will be deemed to have given consent to the condition(s) described in any of clauses (i) through (v) of this paragraph if you do not provide written notice to the Company of such Good Reason event(s) within 60 days from the first occurrence of such Good Reason event(s), following which the Company shall have 30 days to cure such event, and to the extent the Company has not cured such Good Reason event(s) during the 30-day cure period, you must terminate your employment for Good Reason no later than 60 days following the occurrence of such Good Reason event(s) by providing the Company 30 days’ prior written notice of termination, which may run concurrently with the Company’s cure period.

“Valuation Assumptions” means, collectively, the following assumptions: (x) each share of eBay common stock underlying an award has a value equal to the average of the closing prices of eBay common stock as reported on the NASDAQ Global Select Market for the period of 10 consecutive trading days ending on (and including) the last trading day prior to the date of your termination of employment, (y) if the date of your termination of employment occurs during the performance period with respect to an award of PBRSUs whose target value has been established prior to the date of your termination of employment, but whose number of shares of eBay common stock that would be subject to such award based on achievement of applicable performance targets has not yet been granted, then any such award shall be deemed to have been earned and granted assuming achievement of target performance in respect of the applicable performance period immediately prior to such date of termination and (z) any Options that you hold that are outstanding immediately prior to the date of your termination of employment will be valued based on their spread (i.e., the positive difference, if any, of the value of each share of eBay) common stock underlying the Option, as determined pursuant to clause (x) above), less the per share exercise price of such Option).

Thank you for your continued service.

Very truly yours,

/s/ Beth Axelrod

Beth Axelrod

Senior Vice President, Human Resources

eBay Inc.

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